Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NRG Energy, Inc. Registration No.: 333-84264

In connection with the proposed NRG exchange offer, Xcel Energy has filed an exchange offer prospectus and related materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy's related filings with the SEC, may also be obtained from Xcel Energy by directing a request to Xcel Energy. This presentation contains forward-looking information. Actual results may differ from those anticipated. Factors that could cause actual results to differ include, but are not limited to general economic conditions, including their impact on capital expenditures and the ability of Xcel Energy and its subsidiaries to obtain financing on favorable terms; business conditions in the energy industry; state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery; the higher degree of risk associated with Xcel Energy's non-regulated businesses compared with its regulated businesses; the completion of the exchange offer for NRG and the realization of the expectations regarding the reacquisition of the NRG common stock; and other risk factors described in Xcel Energy and NRG Energy filings with the SEC, which will be provided upon request.

Xcel Energy NRG Energy Utility Operations Dual Growth Platform

Xcel Energy — Utility Electric Service Area 3.2 Million Customers 15,394 MW Generation 16,303 Miles of Transmission Generating Plants Denver Colorado Amarillo Texas Gas Service Area 1.7 Million Customers 4th Largest Combination Gas & Electric Company Minneapolis/St. Paul Minnesota

Strong Diverse Economy Property Mgmt. 2.7 Petroleum Products 2.3 Government 2.3 Non-Elec Machinery 1.8 Food & Beverage Processing 1.7 NSP 0.6 PSCo 1.8 SPS 1.9 National 0.3 Food & Bev Proces- sing 2.7 5 Largest Sectors Based on Revenue Petro Prod Non- Elec Mach- inery Prop Mgmt 2.3 2.3 1.7 Gov't 1.8 Employment Growth January-December 2001 Percent 0.6 1.8 1.9 0.3 PSCo SPS NSP National Average Percent

Diverse Electric Utility Supply Mix 2001 Energy 2002 Capacity Coal 72 > 5 Years 18 1-5 Years 5 < 1 Year 5 Contracted Purchases 28% Owned Generation 72% < 1 Yr 5% 1- 5 Yrs 5% > 5 Yrs 18% Coal 50 Renewables 2 Nuclear 11 Other 10 Purchases 23 Manitoba Hyrdo 4 Nuclear 11% Purchases 27% Gas & Oil 10% Coal 50% Manitoba Hydro 4% Renewables 2%

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 XEM 21 36 44 32 135 68 33 28 8 Marketing and Trading Around Utility Assets Augments Profitability Gross Margin in $Millions Note: After sharing of margins per Colorado Incentive Cost Adjustment 2000 2001 2002

Colorado Regulatory Filings Rate case to be filed May 31, 2002 Regulated electric return on equity capped at 10.5% in 2002 Rates in effect on about February 2003 and no return on equity sharing in 2003 New Incentive Cost Adjustment in effect in 2002

2000 2001 2002 XEM 41 83 0 Colorado Incentive Cost Adjustment Dollars in Millions $41 $83 Approximately $0

Performance-Based Regulation Operational Excellence Low Cost Customer Satisfaction Higher ROE Higher EPS Growth

3rd Largest IPP Worldwide Euromoney Portfolio Rating of 92 NRG Energy (19,582 MW In-Operation at 12/31/01) Australia/Asia 2,297 MW Latin America 433 MW Europe 1,755 MW North America 15,097 MW Net Income in Millions North America $ 307 Europe 64 Australia/Asia 12 Latin America 1 Corporate & Other -119 Total $ 265

NRG Portfolio Diversity — 2001 Risk Reduction through Diversification Other 3 Gas 54 Oil 15 Coal 28 us northeast 32 US Other 1 Europe 8 Latin America 4 Asia Pacific 9 US West 7 US South Central 19 US North Central 15 US Mid-Atlantic 5 Long-Term 50 Spot Sales 25 Short-Term 25 Long-Term Contracts 50% Spot Sales 25% Short-Term Contracts 25% Power Sales Strategy Intermediate 43 Peaking 22 Baseload 35 Baseload 35% Peaking 22% Intermediate 43% Dispatch Mix Gas 54% Oil 15% Coal 28% Other 3% Approx. 20% Dual-Fuel U.S. Northeast 32% Asia Pacific 9% U.S. West 7% Latin America 4% Europe 8% U.S. Other 1% U.S. South Central 19% U.S. North Central 15% U.S. Mid-Atlantic 5% Fuel Source (MW) Geographic Location

NRG — Significant Growth NRG MWs* 2001 1999 2000 * MWs In-Operation MW 1997 2637 1998 3300 1999 10738 2000 14260 2001 19582 10,738 14,260 19,582 2001 1999 2000 Dollars in Millions 1997 0.15 1998 0.28 1999 57 2000 183 2001 265 $57 $183 $265 NRG Net Income

NRG Exchange Offer Transaction Terms Tax-free stock-for-stock exchange NRG shareholders receive 0.50 share of Xcel Energy common stock for each share of NRG stock Awaiting SEC approval under PUHCA Targeted close May 2002

Xcel Energy Direction for NRG Largely domestic-based non-regulated power producer regionally-based high-load centers Selective growth expansion Continue focus on optionality of fuel source, dispatch mix and power sales Strengthen balance sheet Capture benefits of combined operations and integration of activities

NRG Plan Highlights Infuse $600 million of equity into NRG Monetize 2,800 MW of projects - net cash of $1.1 billion Cancel projects $0.7 billion, approximately 3,900 MW Defer projects $0.9 billion and sell excess turbines Reduction of 2002 cash requirements by $3 billion Reduce business development and A&G costs approximately $45 million Consolidate trading and marketing and integration of power plant operations and corporate functions

NRG Energy 2002 2005 Debt/Capitalization Estimated Estimated Credit Rating Objectives Xcel Energy: High-Quality Credit Without Non-Recourse Debt 50% 45% With Non-Recourse Debt 63% 60% Xcel Energy 2002 2005 Debt/Capitalization Estimated Estimated NRG Energy: Investment Grade Without Non-Recourse Debt 37% 20% With Non-Recourse Debt 70% 65%

Xcel Energy Financial Guidance 2002 earnings guidance of $2.30 - $2.40 Average annual earnings growth of 7% - 9% Current $1.50 per share dividend sustainable

2002 Earnings per Share Guidance Utility $1.65 to $1.70 NRG $0.80 to $0.90 Enterprises $-0.04 to $0.00 Unallocated Interest $-0.14 to $-0.10 Range $2.30 to $2.40 Note: After impact of equity issuances

Company Name P/E DUK 2.82 ETR 2.84 CEG 3.02 EXC 3.24 PNW 3.51 FPL 3.69 PPL 3.7 D 3.88 SRE 4 AYE 4.01 TXU 4.26 PGN 4.35 DTE 4.38 FE 4.5 PEG 4.62 SO 4.79 KSE 4.91 CIN 4.93 AEP 5.03 ED 5.1 NI 5.15 REI 5.86 XEL 5.91 AEE 5.94 CMS 7 Sustainable High Dividend Yield S&P Electric Utilities as of April 24, 2002 Xcel Energy Percent

Why Xcel Energy? Total return — Dividend yield approximately 6.0% — Sustainable $1.50 per share dividend — Earnings growth 7-9% average per year Sharpened business focus Dual growth platform Liquid stock Incented management